SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

PRECISION AEROSPACE COMPONENTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

74019B 20 8

(CUSIP Number)

March 27, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74019B 20 8	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Wade A. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

		5	SOLE VOTING POWER	287,000(1)
NUMBER OF
	SHARES	6	SHARED VOTING POWER	40,000(2)
BENEFICIALLY
	OWNED BY	7	SOLE DISPOSITIVE POWER	287,000(1)
EACH
	REPORTING	8	SHARED DISPOSITIVE POWER	40,000(2)
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,000(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.2%

12	TYPE OF REPORTING PERSON			IN

(1) The number of shares of Common Stock shown above includes 177,000 shares held by the Reporting Person and 110,000 shares held in the Reporting Person’s IRA.

(2) The number of shares of Common Stock shown above includes 40,000 shares held in the IRA of the Reporting Person’s sister, which is managed by the Reporting Person.

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CUSIP No. 74019B 20 8	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer: Precision Aerospace Components, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

351 Camer Dr.
Bensalem, PA 22109

Item 2(a).	Name of Person Filing: Wade A. Smith

Item 2(b).	Address of Principal Business Office or, if None, Residence:

676 Shedborne Avenue
Dayton, OH 45403

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001

Item 2(e).	CUSIP Number: 74019B 20 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

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CUSIP No. 74019B 20 8	13G	Page 4 of 6 Pages

Item 4.	Ownership:

(a) Amount beneficially owned: 327,000(1)(2)

(b) Percent of class: 8.2% (calculated based upon 4,009,349 shares of Common Stock issued and outstanding as of April 25, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2013)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 287,000(1)

(ii) Shared power to vote or to direct the vote: 40,000(2)

(iii) Sole power to dispose or to direct the disposition of: 287,000(1)

(iv) Shared power to dispose or to direct the disposition of: 40,000(2)
______________________
(1) The number of shares of Common Stock shown above includes 177,000 shares held by the Reporting Person and 110,000 shares held in the Reporting Person’s IRA.
(2) The number of shares of Common Stock shown above includes 40,000 shares held in the IRA of the Reporting Person’s sister, which is managed by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

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CUSIP No. 74019B 20 8	13G	Page 5 of 6 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 74019B 20 8	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2013
Date

/s/ Wade A. Smith
Signature

/s/ Wade A. Smith
Name and Title

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